SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

March 29, 2017

Commission File Number

000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Announcement of LM Ericsson Telephone Company, March 29, 2017 regarding “Ericsson’s Annual General Meeting 2017”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ NINA MACPHERSON
Nina Macpherson
Senior Vice President & Chief Legal Officer

By:	/s/ HELENA NORRMAN
Helena Norrman
Senior Vice President
Corporate Marketing & Communications Officer

Date: March 29, 2017

PRESS RELEASE MARCH 29, 2017

ERICSSON’S ANNUAL GENERAL MEETING 2017

Telefonaktiebolaget LM Ericsson’s (NASDAQ:ERIC) Annual General Meeting (AGM) was held on March 29, 2017 in Kista/Stockholm.

Dividend

The proposed dividend of SEK 1 per share was approved by the AGM. The record day for dividend was set to Friday, March 31, 2017. Payment from Euroclear Sweden AB is expected to take place on Wednesday, April 5, 2017.

Adoption of the Profit and Loss Statements and the Balance Sheets

The AGM resolved to adopt the Profit and Loss Statement and the Balance Sheet for the Parent Company as well as the Consolidated Profit and Loss Statement and the Consolidated Balance Sheet for the Group for 2016.

Discharge from liability

The members of the Board of Directors and the Presidents were discharged from liability for the fiscal year 2016.

Board of Directors

The AGM elected Board members in accordance with the proposal of the Nomination Committee. Leif Johansson was re-elected Chairman of the Board of Directors. Nora Denzel, Börje Ekholm, Kristin Skogen Lund, Kristin S. Rinne, Sukhinder Singh Cassidy, Helena Stjernholm and Jacob Wallenberg were re-elected to the Board. Jon Fredrik Baksaas, Jan Carlson and Eric A. Elzvik were elected new Board members. Ulf J. Johansson left the Board in connection with the AGM. It was also noted that the unions have appointed Kjell-Åke Soting, Roger Svensson and Karin Åberg employee representatives in the Board with Torbjörn Nyman, Anders Ripa and Loredana Roslund as deputies. The employee representatives Pehr Claesson, Mikael Lännqvist and Zlatko Hadzic (deputy) left the Board in connection with the AGM.

Board of Directors’ Fees

The AGM resolved on fees to the Board of Directors, in accordance with the Nomination Committee’s proposal. Unchanged yearly fee to the Chairman of the Board of SEK 4,075,000, and unchanged fees to other non-employee members of the Board, elected by the AGM, of SEK 990,000 each. Fees for Committee work to non-employee members of the Committees, elected by the AGM, were approved as follows (unchanged): SEK 350,000 to the Chairman of the Audit Committee and SEK 250,000 to each of the other members of the Audit Committee, SEK 200,000 to each of the Chairmen of the Finance and

PRESS RELEASE MARCH 29, 2017

Remuneration Committee and SEK 175,000 to each of the other members of the Finance and Remuneration Committee. Further, it was resolved that fees shall be paid for Committee work to non-employee members of the new established Technology and Science Committee as follows: SEK 200,000 to the Chairman and SEK 175,000 each to the other Committee members.

The AGM approved the Nomination Committee’s proposal to enable payment of part of the fees to the members of the Board for the Board assignment, in the form of synthetic shares.

Auditor

The AGM re-elected PricewaterhouseCoopers AB auditor for the period up until the end of the AGM 2018.

Guidelines for remuneration to Group Management

In accordance with the Board of Directors’ proposal, the AGM resolved to approve the guidelines for remuneration to Group Management.

Long-Term Variable Compensation Program (LTV)

In accordance with the Board of Directors’ proposals, the AGM resolved as follows:

LTV 2017 and transfer of treasury stock, directed share issue and acquisition offer

•	Implementation of LTV 2017 for the executive team, comprising a maximum of 3 million B shares in Ericsson. Awards of “Performance Share Awards” will be granted free of charge entitling the participant to receive a number of shares, free of charge, following the expiration of a three-year period, provided that certain performance conditions are met and that the participant retains his or her employment. The performance conditions are based on TSR (total shareholder return) development during a three-year period; absolute TSR-development and relative TSR-development.

•	A directed issue of 3 million C shares to Investor AB or subsidiaries of Investor AB, at a subscription price corresponding to the ratio value of the share, i.e. SEK 5.

•	Authorization for the Board of Directors to, prior to the AGM 2018, resolve on an acquisition offer of the 3 million C shares at a price per share of SEK 5. Following the acquisition, the C shares will, in accordance with the articles of association, be converted to B shares, which thereafter can be transferred to employees and on an exchange.

•	Transfer of up to 2.2 million B shares, free of consideration, to employees covered by the terms of the LTV 2017.

•	Transfer of up to 800,000 B shares on Nasdaq Stockholm, prior to the AGM 2018, at a price within the, at each time, prevailing price interval for the share, to cover certain expenses, mainly social security charges.

PRESS RELEASE MARCH 29, 2017

The Company has approximately 3.3 billion shares in issue. The 3 million B shares allocated for LTV 2017 correspond to approximately 0.1 percent of the total number of outstanding shares.

Transfer of treasury stock for previously resolved LTV programs

•	Transfer of up to approximately 19.3 million B shares on Nasdaq Stockholm prior to the AGM 2018 to cover certain expenses, mainly social security charges, which may occur in relation to previously resolved and ongoing LTV programs; LTV 2013, LTV 2014, LTV 2015 and LTV 2016.

NOTES TO EDITORS

For media kits, backgrounders and high-resolution photos, please visit www.ericsson.com/press

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Ericsson is a world leader in communications technology and services with headquarters in Stockholm, Sweden. Our organization consists of more than 111,000 experts who provide customers in 180 countries with innovative solutions and services. Together we are building a more connected future where anyone and any industry is empowered to reach their full potential. Net sales in 2016 were SEK 222.6 billion (USD 24.5 billion). The Ericsson stock is listed on Nasdaq Stockholm and on NASDAQ in New York. Read more on www.ericsson.com.